Exhibit 12.1

Statement regarding computation of ratios

	Successor							Predecessor
	Fiscal three-month period ended		Year Ended December 31,				December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
	April 3, 2011	March 28, 2010	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	9.0	2.0	$(65.2)	$(26.2)	$(1,108.1)	$(219.4)	$(73.2)	$135.9
Fixed charges	68.6	66.1	259.9	270.2	292.5	298.5	23.0	106.8

Earnings adjusted for fixed charges	77.6	68.1	194.7	244.0	(815.6)	79.1	(50.2)	242.7

Fixed charges:
Interest expense	64	61	250.8	260.5	282.6	288.8	22.3	99.1
Portion of rent expense representative of interest (1)	4.6	5.1	9.1	9.7	9.9	9.7	0.7	7.7

Total fixed charges	68.6	66.1	$259.9	$270.2	$292.5	$298.5	$23.0	$106.8

Ratio of earnings to fixed charges	1.1	1.0	N/A	N/A	N/A	N/A	N/A	2.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	13.8	15.4	$27.7	$29.3	$29.9	$29.4	$2.2	$23.2
Estimated percentage	33%	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	4.6	5.1	$9.1	$9.7	$9.9	$9.7	$0.7	$7.7

Deficiency	—	—	$65.2	$26.2	$1,108.1	$219.4	$73.2	N/A

(1)	One third of rent expense is deemed to be representative of interest.